SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Enviro Technologies U.S., Inc.
(Name of Issuer)

common stock
(Title of Class of Securities)

29407T203
(CUSIP Number)

Randy S. May Ecoark Holdings, Inc. 303 Pearl Parkway, Suite 200 San Antonio, TX 78215 800-762-7293
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(1)	NAMES OF REPORTING PERSONS
Ecoark Holdings, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (see instructions)
WC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
12,996,958 shares

	(8)	SHARED VOTING POWER
0 shares

	(9)	SOLE DISPOSITIVE POWER
12,996,958 shares

	(10)	SHARED DISPOSITIVE POWER
0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,996,958 shares (1)

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

(13)	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.9% (2)

(14)	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Represents outstanding shares of the Issuer’s common stock over which the Reporting Person has dispositive control. See Item 5.

(2)	Based on 18,567,083 shares of common stock outstanding as of September 16, 2022.

(1)	NAMES OF REPORTING PERSONS
Randy S. May

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (see instructions)
WC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
12,996,958 shares (1)

	(8)	SHARED VOTING POWER
0 shares

	(9)	SOLE DISPOSITIVE POWER
12,996,958 shares (1)

	(10)	SHARED DISPOSITIVE POWER
0 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,996,958 shares (1)

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐

(13)	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.9% (2)

(14)	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Represents shares of common stock held by Ecoark Holdings, Inc.

(2)	Based on 18,567,083 shares of common stock outstanding as of September 16, 2022.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share, of Enviro Technologies U.S., Inc., a Florida corporation (the “Issuer”). The Issuer’s principal executive offices are located at 408 State Hwy 135N, Kilgore, Texas 75662.

Item 2. Identity and Background.

(a)	This statement is filed by:

(i)	Ecoark Holdings, Inc., a Nevada corporation (“Ecoark”), with respect to the Shares directly and beneficially owned by it; and

(ii)	Randy S. May, as Mr. May is the Chief Executive Officer of Ecoark and may be deemed to beneficially own the Shares held by Ecoark.

(b)	Ecoark’s business address is 303 Pearl Parkway, Suite 200, San Antonio, Texas 78215. The principal business address of Mr. May is c/o is Ecoark Holdings, Inc., 303 Pearl Parkway, Suite 200, San Antonio, Texas 78215. Ecoark and Randy May are sometimes collectively referred to herein as the “Reporting Persons”.

(c)	During the past five years the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were the Reporting Persons a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(d)	Ecoark Holdings, Inc. is organized under the laws of the State of Nevada. Mr. May is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares were issued to Ecoark Holdings, Inc., pursuant to a share exchange between the Issuer, Banner Midstream Corp., a Delaware corporation and Ecoark, the sole shareholder of Banner Midstream Corp., whereby Ecoark exchanged its wholly owned interest in Banner Midstream Corp, in consideration of the Shares.

Item 4. Purpose of Transaction.

All of the Issuer’s securities owned by the Reporting Persons were acquired for investment purposes only and are being held as a long-term investments. On September 6, 2022, 12,996,958 shares of common stock (the “Shares”) were acquired by Ecoark pursuant to a share exchange. In addition, on September 6, 2022, two affiliates of Ecoark were appointed to serve on the Issuer’s board of directors and an affiliate of Ecoark was appointed to serve as chief executive officer and chief financial officer of the Issuer. On September 12, 2022 Ecoark announced it would consider distributing the Shares to its shareholders of record at September 30, 2022, subject to the filing and effectiveness of a registration statement covering the distribution of the Shares. The Reporting Persons do not have any additional current plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	Effective September 6, 2022, the Issuer completed a share exchange agreement (the “Agreement”) with Banner Midstream Corp., a Delaware corporation (“Banner Midstream”) and Ecoark, the sole shareholder of Banner Midstream. Pursuant to the terms of the Agreement, Ecoark acquired 12,996,958 shares of the Issuer’s common stock in exchange for 100% of the issued and outstanding shares of Banner Midstream. The number of outstanding shares of the Issuer’s common stock beneficially owned by the Reporting Persons includes 12,996,958 shares held of record by Ecoark.

(b)	Mr. May has voting and dispositive control over securities owned of record and may be deemed to beneficially own the shares of the Issuer by virtue of his role as the Chief Executive Officer of Ecoark.

(c)	The Reporting Persons have not entered into any transactions in the Shares during the past sixty days

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Randy May specifically disclaims beneficial ownership of the securities reported herein that he does not directly own.

(d)	No person other than Ecoark is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information appearing in Item 5 is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

2.1	Share Exchange Agreement dated August 23, 2022 by and among Enviro Technologies U.S., Inc., Banner Midstream Corp. and Ecoark Holdings, Inc. is incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 29, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Ecoark Holdings, Inc.

Date: September 16, 2022	/s/ Randy S. May
Randy S. May

Date: September 16, 2022	/s/ Randy May
Randy May, individually